Wesco Aircraft
24911 Avenue Stanford, Valencia, CA 91355

May 17, 2019

VIA EDGAR

Ms. Amanda Ravitz
Assistant Director
Office of Manufacturing and Construction
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                    Wesco Aircraft Holdings, Inc.
Form 10-K for the year ended September 30, 2018
Filed on November 16, 2018
File No. 001-35253

Dear Ms. Ravitz:

On behalf of Wesco Aircraft Holdings, Inc. (the “Company”), I confirm receipt of the letter dated May 10, 2019 from the staff of the Division of Corporation Finance (the “Staff ”) of the Securities and Exchange Commission (the “Commission”), relating to the Company’s above referenced Annual Report on Form 10-K for the fiscal year ended September 30, 2018. Below is the Company’s response to the Staff’s comment. For your convenience, the Company’s response is preceded by the comment from the Staff’s letter.

Form 10-K for the Year Ended September 30, 2018

Notes to the Financial Statements
Note 15. Income Taxes, page 73

1.
We note that you recorded a deferred tax liability of $38.7 million during the year ended September 30, 2017. It appears that you reversed $38.2 million of this amount and correspondingly recorded a tax benefit during the year ended September 30, 2018 as a result of the Tax Act. In this regard, please address the following:

•
The deferred tax liability of $38.7 million recorded during the year ended September 30, 2017 appears to be reflected in the Unremitted Earnings of Foreign Subsidiaries line item in the rate reconciliation provided. Please clarify in your disclosures how the tax benefit recorded during the year ended September 30, 2018 is reflected in your rate reconciliation. In a similar manner, if there are additional impacts of the Tax Act which were material and are not reflected in the Impact of Tax Act line item in your rate reconciliation, please disclose the nature of the impact and correspondingly how they are reflected in your rate reconciliation. Refer to ASC 740-10-50-12 and 50-14; and

•
In regard to the $38.2 million tax benefit recorded related to the reversal of the deferred tax liability for foreign earnings, please help us better understand how you determined the amount of the reversal. Specifically, please address how you determined that only a $.5 million tax liability should remain related to these earnings or whether an additional tax liability has been recorded in another liability account.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the tax benefit related to the reversal of the deferred tax liability of $38.2 million is included in the Impact of Tax Act line item in the rate reconciliation included in Note 15 to the financial statements for the year ended September 30, 2018. This reversal was a result of the imposition of a one-time repatriation tax on accumulated earnings of our foreign subsidiaries (the “Transition Tax”). The Impact of Tax Act line item in the rate reconciliation for the year ended September 30, 2018 includes all items resulting from the enactment of the Tax Act, as follows (in thousands):

Description	Provision / (Benefit)
Reversal of Deferred Tax Liability for Foreign Earnings	$(38,716)
Transition Tax	9,277
Revaluation of Net Deferred Tax Assets from Federal Tax Rate Change	35,761
Current (24.5%) vs. Deferred (21.0%) Rate Difference (1)	2,101
Impact of Tax Act (Note 15 of Form 10-K)	$8,423

(1)Due to the Company’s September 30 fiscal year-end and the enactment date of the 21.0% Federal tax rate for calendar year 2018, a rate reconciliation item is necessary to account for the different federal tax rates impacting the current versus deferred tax provision (i.e. three months under the pre-Tax Act rates and nine months under post-Tax Act rates).

The Company’s future annual reports on Form 10-K will include additional disclosure similar to the below in its income taxes footnote to clarify the components included in the Impact of Tax Act rate reconciliation line item:

Impact of Tax Act for the year ended September 30, 2018 represents the combined impact of all items resulting from the enactment of the Tax Act, including (1) the $38.7 million tax benefit related to the reversal of deferred tax liability on unremitted foreign earnings, (2) the $9.3 million tax expense related to the Transition Tax, (3) the $35.8 million tax expense related to the revaluation of net deferred tax assets at the reduced federal tax rate, and (4) the $2.1 million tax rate difference between current and deferred taxes due to the Company’s September 30 fiscal year-end.

The tax benefit of $38.2 million related to the reversal of the deferred tax liability for unremitted foreign earnings was determined by reversing the existing deferred tax liability of $38.7 million (included in the rate reconciliation line item Impact of Tax Act) less $0.5 million of deferred tax liability for California state taxes (included in the rate reconciliation line item Unremitted earnings of foreign subsidiaries). Based on the Company’s evaluation of the state tax impact from the Transition Tax, California was determined to be the only state for which the state tax liability is not imposed until actual cash repatriation. Accordingly, the Company continues to maintain a $0.5 million deferred tax liability to reflect the anticipated California state tax consequences upon repatriation.

*   *   *

Please do not hesitate to contact me by telephone at (661) 775-7213 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ KERRY A. SHIBA

Kerry A. Shiba
Executive Vice President and
Chief Financial Officer
cc:

John G. Holland, Executive Vice President, Chief Legal and Human Resources Officer
Rachel W. Sheridan, Latham & Watkins LLP
Jason M. Licht, Latham & Watkins LLP

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